SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LumiraDx Limited
(Name of Issuer)

Common Shares, par value $0.0000028 per share
(Title of Class of Securities)

G5709L109
(CUSIP Number)

September 28, 2021, December 31, 2021 and January 26, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5709L109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,359,329 Common Shares (including 5,575,474 Common Shares issuable upon conversion of the Issuer's A Ordinary Shares, par value $0.0000028 per share (the "A Ordinary Shares"))*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,359,329 Common Shares (including 5,575,474 Common Shares issuable upon conversion of A Ordinary Shares)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,359,329 Common Shares (including 5,575,474 Common Shares issuable upon conversion of A Ordinary Shares)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.45% of the Common Shares*
3.31% of the economic interest of the Common Shares and the A Ordinary Shares*
2.76% of the aggregate voting power of the Common Shares and the A Ordinary Shares*

12	TYPE OF REPORTING PERSON OO, IA

*The information set forth on this cover page reflects information as of January 26, 2022. As of September 28, 2021, the Reporting Persons may have been deemed to beneficially own 3,324,173 Common Shares (including 1,374,216 Common Shares issuable upon exercise of warrants and 200 Common Shares issuable upon conversion of A Ordinary Shares), representing 7.13% of the outstanding Common Shares as of such time. As of December 31, 2021, the Reporting Persons may have been deemed to beneficially own 4,712,296 Common Shares (including 1,928,171 Common Shares issuable upon exercise of warrants that are subject to a 9.99% beneficial ownership blocker (as more fully described in Item 4) and 200 Common Shares issuable upon conversion of A Ordinary Shares), representing 9.99% of the outstanding Common Shares as of such time.

CUSIP No. G5709L109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,359,329 Common Shares (including 5,575,474 Common Shares issuable upon conversion of A Ordinary Shares)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,359,329 Common Shares (including 5,575,474 Common Shares issuable upon conversion of A Ordinary Shares)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,359,329 Common Shares (including 5,575,474 Common Shares issuable upon conversion of A Ordinary Shares)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.45% of the Common Shares*
3.31% of the economic interest of the Common Shares and the A Ordinary Shares*
2.76% of the aggregate voting power of the Common Shares and the A Ordinary Shares*

12	TYPE OF REPORTING PERSON IN, HC

*The information set forth on this cover page reflects information as of January 26, 2022. As of September 28, 2021, the Reporting Persons may have been deemed to beneficially own 3,324,173 Common Shares (including 1,374,216 Common Shares issuable upon exercise of warrants and 200 Common Shares issuable upon conversion of A Ordinary Shares), representing 7.13% of the outstanding Common Shares as of such time. As of December 31, 2021, the Reporting Persons may have been deemed to beneficially own 4,712,296 Common Shares (including 1,928,171 Common Shares issuable upon exercise of warrants that are subject to a 9.99% beneficial ownership blocker (as more fully described in Item 4) and 200 Common Shares issuable upon conversion of A Ordinary Shares), representing 9.99% of the outstanding Common Shares as of such time.

CUSIP No. G5709L109	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer.
LumiraDx Limited (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.
c/o Ocorian Trust (Cayman) Limited PO Box 1350, Windward 3, Regatta Office Park Grand Cayman KY1-1108 Cayman Islands

Item 2(a).	Name of Person Filing.
This statement is filed by Senvest Management, LLC and Richard Mashaal.

The reported securities are held in the account of Senvest Master Fund, LP, Senvest Technology Partners Master Fund, LP and Senvest Global (KY), LP (collectively, the "Investment Vehicles").

Senvest Management, LLC may be deemed to beneficially own the securities, subject to the 9.99% Blocker (as defined herein) in the case of the Common Shares underlying the warrants set forth in the footnote to the cover pages hereto, held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities, subject to the 9.99% Blocker in the case of the Common Shares underlying the warrants set forth in the footnote to the cover pages hereto, held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office.
Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Richard Mashaal c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Item 2(c).	Place of Organization.
Senvest Management, LLC – Delaware

Richard Mashaal – Canada

Item 2(d).	Title of Class of Securities.
Common Shares, par value $0.0000028 per share

Item 2(e).	CUSIP Number.
G5709L109

CUSIP No. G5709L109	13G	Page 5 of 8 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page, including the footnote included thereto, for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages of the Common Shares set forth in this Schedule 13G are calculated based upon an aggregate of 45,241,767 Common Shares outstanding as of September 28, 2021, as reported in the Issuer's Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on September 29, 2021 (the "Form 20-F"). The percentage of the Common Shares set forth on row (11) and the number of Common Shares set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Issuer's total number of outstanding Common Shares and assume the conversion of the reported A Ordinary Shares and, subject to the 9.99% Blocker, the exercise of warrants.

The percentages of the economic interest of the Common Shares and the A Ordinary Shares and of the aggregate voting power of the Common Shares and the A Ordinary Shares are calculated based upon an aggregate of (i) 45,241,767 Common Shares and (ii) 207,457,880 A Ordinary Shares, in each case, outstanding as of September 28, 2021, as reported in the Form 20-F.

CUSIP No. G5709L109	13G	Page 6 of 8 Pages

Pursuant to the terms of the warrants held by the Investment Vehicles, the Reporting Persons cannot exercise such warrants if the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding Common Shares (the "9.99% Blocker"). Consequently, at this time, the Reporting Persons are not able to exercise all warrants held by the Investment Vehicles due to the 9.99% Blocker. The percentage and the number of Common Shares set forth on the cover page, including the footnote included thereto, for each Reporting Person gives effect to the 9.99% Blocker.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the Common Shares. Senvest Master Fund, LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5709L109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

SENVEST MANAGEMENT, LLC

By:	/s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

/s/ Richard Mashaal
RICHARD MASHAAL

CUSIP No. G5709L109	13G	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 9, 2022

SENVEST MANAGEMENT, LLC

By:	/s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

/s/ Richard Mashaal
RICHARD MASHAAL